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                                                                        Exhibit 99(b)

                            Entergy Gulf States, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                              1994      1995      1996      1997      1998      1999
Fixed charges, as defined:
  Total Interest charges                                     $204,134  $200,224  $193,890  $180,073  $178,220  $153,034
  Interest applicable to rentals                               21,539    16,648    14,887    15,747    16,927    16,451
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               225,673   216,872   208,777   195,820   195,147   169,485

Preferred dividends, as defined (a)                            52,210    44,651    48,690    30,028    32,031    29,355
                                                             ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $277,883  $261,523  $257,467  $225,848  $227,178  $198,840
                                                             ==========================================================
Earnings as defined:

Income (loss) from continuing operations before
extraordinary items and
  the cumulative effect of accounting changes                ($82,755) $122,919   ($3,887)  $59,976   $46,393  $125,000
  Add:
    Income Taxes                                              (62,086)   63,244   102,091    22,402    31,773    75,165
    Fixed charges as above                                    225,673   216,872   208,777   195,820   195,147   169,485
                                                             ----------------------------------------------------------

Total earnings, as defined (b)                                $80,832  $403,035  $306,981  $278,198  $273,313  $369,650
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   0.36      1.86      1.47      1.42      1.40      2.18
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 0.29      1.54      1.19      1.23      1.20      1.86
                                                             ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.


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